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THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 on file with the Commission. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer no later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject, among other things, to the satisfaction of the Minimum Condition. Purchaser and Thyssen have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or reduces the Minimum Condition; imposes conditions to the Offer in addition to those set forth in the Merger Agreement, or modifies or amends any terms of the Offer in a manner adverse to the Company's shareholders. Purchaser may (and, at the Company's request, if certain conditions are met, shall) extend the Offer on one or more occasions for up to ten business days for each such extension beyond the then scheduled expiration date until such time as the conditions to the Offer are met or waived, if at the then scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares shall not be satisfied or waived. Purchaser may also extend the Offer without the Company's consent for not more than five business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement, if there have been insufficient shares tendered to effect the Merger as a short-form merger without a meeting of Company's shareholders.

    BOARD CONTROL. The Merger Agreement provides that within two business days upon the purchase by Purchaser of Shares pursuant to the Offer, either (i) a majority of the members of the Board of Directors of the Company shall resign, and the remaining Board members shall fill the positions vacated with persons designated by Thyssen, or (ii) the size of the Board of Directors of the Company shall be expanded


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and vacant seats filled with persons designated by Thyssen so that, in either case, a majority of the members of the Board of Directors of the Company are persons designated by Thyssen.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware and Wisconsin Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Thyssen. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Thyssen or any direct or indirect wholly owned subsidiary of Thyssen or of the Company) shall be automatically converted into, and exchanged for, the right to receive $21.00 in cash (the "Merger Consideration").

    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of Purchaser will be the Articles of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

    Immediately prior to the Effective Time, each outstanding option granted to a Company employee, consultant or director to purchase Shares ("Option"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled Option shall be entitled to receive a lump sum cash payment, in consideration for the cancellation of each such Option, equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the per Share Merger Consideration over the exercise price per Share of such Option; PROVIDED, HOWEVER, that any Option with respect to which the Merger Consideration does not exceed the exercise price shall be cancelled and no payment shall be made with respect thereto.

    ACQUISITION PROPOSALS. The Company has agreed that neither it nor any of its subsidiaries nor any of the respective officers and directors of the Company and its subsidiaries shall, directly or indirectly, solicit, initiate, encourage or otherwise facilitate any inquiries or the making of any proposal with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity of the Company or any of its subsidiaries (an "Acquisition Proposal") or, except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised in writing by counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions or negotiations with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

    None of the foregoing shall prohibit the Company or its Board of Directors from (A) complying with Rules 14d-9 and 14e-2 under the Exchange Act with regard to an Acquisition Proposal; (B) providing information in response to an unsolicited bona fide Acquisition Proposal if the Board of Directors takes reasonable steps to protect the confidentiality of such information; (C) engaging in negotiations with any person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending such an Acquisition Proposal to the Company's shareholders if (1) in the case of clauses (B), (C) and (D) above, the Company reasonably determines in good faith based upon the advice of outside legal counsel that such action is necessary in order for the Board of Directors of the Company to comply with its fiduciary duties and (2) in the case of clauses (C) and (D) above, the Board of Directors of the Company determines in good faith that the Acquisition Proposal is financially superior to a transaction with Purchaser.

    BEST EFFORTS. The Merger Agreement provides that, subject to its terms and conditions, the Company, Thyssen and Purchaser will take all actions necessary and proper under applicable law, to consummate the


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Merger, including Purchaser and Thyssen using their best efforts to prevent any injunction by a government entity relating to consummation of the transactions contemplated by the Merger Agreement; PROVIDED, HOWEVER, that the Merger Agreement shall not require or be construed to require Thyssen to agree to, sell or hold separate and agree to sell, any interest in any assets or businesses of Thyssen, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its assets or businesses) or to agree to any material changes or restriction in the operations of any such assets or businesses.

    DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, Thyssen has agreed that for a period ending not sooner than the sixth anniversary of the Effective Time, the Surviving Corporation will maintain all rights to indemnification existing on the date of this Agreement in favor of the present and the former directors, officers, employees and agents of the Company as provided in the Company's Articles of Incorporation and Bylaws, in each case as in effect on the date of the Merger Agreement, and that during such period, the Articles of Incorporation and Bylaws of the Surviving Corporation will not be amended or repealed or otherwise modified in any manner that would adversely affect the rights of indemnity afforded to the present and former directors, officers, employees and agents of the Company unless required by law; PROVIDED, that if any claim is asserted within such six-year period, all rights to indemnification in respect of such claim shall continue until disposition of such claim.

    The Merger Agreement provides that Thyssen and the Surviving Corporation will maintain in effect for five years from the Effective Time, the current directors' and officers' liability insurance policies maintained by the Company and its subsidiaries (provided that the Surviving Corporation may substitute policies of substantially the same coverage containing terms and conditions which are no less advantageous) with respect to matters occurring at or prior to the Effective Time; PROVIDED, HOWEVER, that in no event will Thyssen or the Surviving Corporation be required to pay an annual premium greater than 125% of the last annual premium paid prior to the date thereof by the Company for such insurance.

    EMPLOYEE BENEFITS. The Merger Agreement provides that, for a period of one year following the Effective Time, Thyssen will provide the employees of the Company with employee benefit plans and programs (excluding plans or programs which provide for issuance of Shares or options on Shares) that are in the aggregate no less favorable than current employee benefit plans and programs maintained by the Company. The Merger Agreement provides that Thyssen will cause the surviving company to honor (without modification) certain specified written employment agreements, severance agreements and certain other agreements as in effect on the date of the Merger Agreement. The Merger Agreement also provides that Thyssen also agrees to maintain the Company's severance and incentive plans and the Giddings & Lewis Foundation, Inc. for certain periods of time.

    TERMINATION AND TERMINATION FEE. The Merger Agreement provides that it may be terminated and the Merger and the Offer may be abandoned at any time prior to the Effective Time: (a) by mutual written consent of Thyssen and the Company;
(b) by Thyssen or the Company if (i) any governmental body or regulatory authority of the United States of America or the Federal Republic of Germany shall have commenced or provided formal notice of legal action with respect to the transactions contemplated by the Merger Agreement, (ii) Purchaser shall not have purchased Shares pursuant to the Offer on or before December 31, 1997; or
(c) by the Company if based on the advice of outside legal counsel, the Board of Directors enters into an agreement to accept a financially superior Acquisition Proposal, in order to comply with its fiduciary duties under applicable law, gives written notice to Thyssen of an intention to enter such agreement, and within two business days of such written notice Thyssen does not agree to amend the Merger Agreement such that its terms are determined in good faith by the Company's Board of Directors (after consultation with its financial advisors) to be as favorable financially to the shareholders of the Company as such Acquisition Proposal and prior to termination, the Company pays to Thyssen the Termination Fee and Expense Reimbursement described below; (d) by the Company if Purchaser has not commenced the Offer within five business days following the date of public announcement of the Offer or


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has terminated the Offer without purchasing Shares, or if there is a material breach by Purchaser or Thyssen of any of their representations, warranties or covenants contained in the Merger Agreement that is not curable (or if curable, that is not cured within 30 days of notice); (e) by Thyssen, if (i) the Board of Directors of the Company has withdrawn, adversely modified or not reconfirmed its approval (within five business days of written request to do so) of the Merger Agreement, (ii) there has been a material breach by the Company of any of its representations, warranties or covenants contained in the Merger Agreement that is noncurable (or if curable that is not cured within 30 days of notice),
(iii) on a scheduled expiration date all conditions to Purchaser's obligation to accept for payment and pay for shares other than the Minimum Condition have been satisfied or waived and Purchaser terminates Offer without purchasing Shares pursuant to the Offer, or (iv) Purchaser shall have otherwise terminated the Offer in accordance with the Merger Agreement without purchasing Shares.

    In the event of the termination of the Merger Agreement and abandonment of the Offer, the Merger Agreement provides that it will become void and there will be no liability thereunder on the part of any party except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

    The Merger Agreement provides that if it is terminated by Thyssen or Purchaser upon the Company's entry into an agreement that constitutes a financially superior Acquisition Proposal, or the Board of Directors of the Company shall have withdrawn or failed to reconfirm their recommendation of the Merger, then within no later than two days after the date of such termination, the Company will pay Thyssen a termination fee of $20 million, (the "Termination Fee") as well as reimburse Thyssen and Purchaser for expenses and fees up to $3 million incurred in connection with the Merger Agreement (the "Expense Reimbursement").

    In addition, if the Merger Agreement is terminated by Thyssen or by the Company because Purchaser has terminated the Offer due to a failure to satisfy the Minimum Condition, and within one year after such termination either (x) the Company enters into an agreement to merge with another company (except where the Company will acquire more than 50% of the voting shares of such surviving corporation) where more than 50% of the voting securities are acquired by another person, or where another person or the shareholders of another company acquire more than 50% of the shares, or (y) another person acquires more than 50% of the Shares, no later than two days after the date of such occurrences the Company shall pay Thyssen the Termination Fee and Expense Reimbursement.

    The Merger Agreement also contains other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.